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                                    FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                   For the period 15 May 2002 to 17 June 2002

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

         ---------------------------------------------------------------

                 (Translation of registrant's name into English)



      Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,
                                   New Zealand

         ---------------------------------------------------------------

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                                (File No.1-10798)

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                                    CONTENTS

                  This report on Form 6-K contains the following:


                  1.    Miscellaneous Press Releases
                        ----------------------------

                  1.1 Telecom and Telstraclear Settle on Interim Interconnection Terms 5 June 2002

                  1.2 Telecom and Alcatel Complete Innovative Network Partnering Agreement 14 June 2002





                      -------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                TELECOM CORPORATION OF NEW
                                                       ZEALAND LIMITED


                                          By:     /s/ Linda Cox
                                                  ------------------------------
                                                  Linda Marie Cox
                                                  Company Secretary


                                          Dated:  17 June 2002




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5 June 2002


                                  MEDIA RELEASE

                       TELECOM AND TELSTRACLEAR SETTLE ON
                          INTERIM INTERCONNECTION TERMS

Telecom and TelstraClear said today they had reached commercial agreement on interim terms for interconnection, pending decisions by the Telecommunications Commissioner.

The companies said on the basis of the agreement, proceedings initiated by TelstraClear were withdrawn from the High Court in Auckland.

Telecom and TelstraClear have both applied to the Telecommunications Commissioner for determination on interconnection prices. The companies said today's commercial agreement provided for prices in that determination to be backdated to today.

Contacts:

Martin Freeth                       Ralph Little
Telecom                             TelstraClear
Mobile  027 242 0174                Mobile 021 307 102

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                    [ALCATEL LOGO] [TELECOM NEW ZEALAND LOGO]


14 June, 2002

                                  MEDIA RELEASE

TELECOM & ALCATEL COMPLETE INNOVATIVE NETWORK PARTNERING AGREEMENT

Telecom and Alcatel today confirmed that they have formed a strategic partnering relationship to manage the development and integration of Telecom's trans-Tasman Next Generation Network (NGN).

Telecom and Alcatel will work together to migrate Telecom's legacy voice and data networks to an Internet Protocol network in New Zealand and integrate it with their core network in Australia. The distinguishing element of this relationship is that Alcatel will be the primary supplier of equipment to provide new services in New Zealand.

Telecom General Manager for Network Investment, Rhoda Holmes, said the company currently invests around $NZ300 million in capital expenditure per year on its network in New Zealand.

"We envisage that over time, a large slice of this expenditure in New Zealand will go to Alcatel," she said.

Mrs Holmes said Telecom expected significant operational savings - likely to run to many tens of millions over the next few years - as Telecom addresses its annual $NZ600 million operational cost base in this area and Alcatel becomes the predominant supplier of Telecom's network.

"The total relationship benefits will come from lower costs as a result of more efficient operational models and increased revenues as we use Alcatel's global knowledge and expertise about products and services."

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A Next Generation Internet Protocol Network means that Telecom will be able to:
- Combine voice and data on the same line
- Deliver multiple services with ease
- Roll out new services much faster and more cost-effectively
- Continue to provide integrated solutions for voice, video and data
- Simplify its network and achieve substantial efficiencies

For customers it means:
- End-to-end service management to the desktop
- Greater data speeds for many customers
- A flexible `plug and play' IT and T environment
- Lower overall costs for IT and T services

Mrs Holmes said the migration meant taking the huge leap from the digital world to an Internet Protocol world and to do this Telecom wanted to partner with one equipment provider to manage the network technology development and integration.

"We currently have a highly complex network with a mix of both legacy technologies and embryonic next generation technologies sourced from a variety of vendors. Working primarily with a single provider is the best way that migration to a simplified IP network can be delivered economically and effectively," she said.

Mrs Holmes outlined that Alcatel will design and supply the operational support systems (OSS) for the network. The integration of OSS with Telecom's business systems is expected to be performed by EDS, Telecom's supplier of information technology and services.

"We believe the complementary strengths of all three organisations will ensure the success of Telecom's Next Generation Network in delivering what our customers tell us they want," she said.

Mrs Holmes said the model was based on partnering rather than outsourcing, "In this model we will use each other's skills to do what neither of us would be able to do by ourselves."

Mark Giles, Managing Director of Alcatel New Zealand, said "This announcement is a very positive endorsement of the success of Alcatel in New Zealand and Australia and of the core competencies of the company globally."

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"Choosing a trusted and successful partner to build a new network, is a challenging and crucial decision for both of us and one that will ultimately transform both our organisations."

"Alcatel has a unique and comprehensive portfolio of network solutions, a substantial global and local pool of expertise in implementing end-to-end solutions, proven leadership in the global marketplace - one out of every five subscribers in the world is Alcatel connected - and is the `architect' uniquely placed to enable Telecom to transform its business. Alcatel also has the personality and willingness to partner in this new way."

"This partnering relationship supports Alcatel's strategy of being a leader in the NGN space and increases our brand reputation as an enabler of change and sustainable growth."

The first steps of the relationship will be to deliver high-speed network capabilities, optical Ethernet, Multi Protocol Label Switched IP core and advanced DSL.

On a practical level, the employees of the partners will now have a `widened' sphere in which to operate and advance their careers - particularly in the area of Research and Development.

The partnering agreement was signed by Telecom NZ, AAPT, Alcatel Australia and Alcatel NZ.

END

About Telecom

Telecom is New Zealand's leading telecommunications provider, offering fixed line, mobile, Internet and data communications services. Telecom also owns Australia's third largest telecommunications company, AAPT. Telecom is New Zealand's largest listed company, and is also listed on the Australian Stock Exchange and New York Stock Exchange. It has about 7300 staff. For more information visit: http://www.telecom.co.nz

About Alcatel

The Alcatel Group designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world.

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Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel's customers can focus on optimising their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel at http://www.alcatel.com

About EDS

EDS, the leading global services company, provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 60 countries. EDS reported revenues of $21.5 billion in 2001. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at eds.com.

For more information, please contact:

Mary Parker
Telecom Media Relations
Phone 04 498 9364
Mobile 025 202 8056
Email: mary.parker@telecom.co.nz

Robyn Bern
Marketing & Communications Manager
Alcatel New Zealand
Phone 09 306 0186
Mobile 021 673 460
Email: robyn.bern@alcatel.co.nz

Susanne Newton
EDS New Zealand
Phone 04 495 0555
Email susanne.newton@eds.com